AB X
4/2

[redacted]

09040550

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section
MAR 31 2009
Washington DC
110

SEC FILE NUMBER
8-49022

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brecek & Young Advisors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1110 Iron Point Road, Suite 100
(No. and Street)

Folsom	California	95630
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Martinez — 785-438-3442 or 800-888-2461 ext. 3442
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young
(Name – *if individual, state last, first, middle name*)

1200 Main Street, Suite 2000	Kansas City	Missouri	64105
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Richard Martinez, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brecek & Young Advisors, Inc., as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

NOTARY PUBLIC - STATE OF KANSAS
ADRIENNE OLEJNIK
MY APPT. EXP. 1/3/10

Signature
Richard Martinez
FINOP
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Brecek & Young Advisors, Inc.

Financial Statements and Supplemental Information

Year Ended December 31, 2008

Contents

Statement of Financial Condition

Brecek & Young Advisors, Inc.
SEC File #8-49022
December 31, 2008
With Report of Independent Registered Public Accounting Firm

Brecek & Young Advisors, Inc.

Statement of Financial Condition

December 31, 2008

Contents

ERNST & YOUNG

Ernst & Young LLP
220 South Sixth Street, Suite 1400
Minneapolis, Minnesota 55402-4509

Tel: +1 612 343 1000
Fax: +1 612 339 1726
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Brecek & Young Advisors, Inc.

We have audited the accompanying statement of financial condition of Brecek & Young Advisors, Inc. (the Company) as of December 31, 2008. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Brecek & Young Advisors, Inc. at December 31, 2008, in conformity with accounting principles generally accepted in the United States.

March 26, 2009

Ernst + Young LLP

Brecek & Young Advisors, Inc.

Statement of Financial Condition

December 31, 2008
(In Thousands)

Assets		
Cash and cash equivalents	$	4,349
Deposit with clearing broker		50
Receivables:		
Commissions receivable		2,513
Other receivables		2,930
Income tax receivable		110
Deferred income tax asset, net		40
Property and equipment, net of accumulated depreciation of $7		113
Goodwill		11,049
Intangible assets, net of accumulated amortization of $139		9,561
Other assets		517
Total assets	$	31,232
Liabilities and stockholder's equity		
Liabilities:		
Commissions payable	$	2,033
Income taxes payable		3
Accounts payable		604
Due to affiliated companies		23
Accrued expenses		498
Total liabilities		3,161
Stockholder's equity:		
Preferred stock		–
Common stock		1
Additional paid-in capital		28,351
Accumulated deficit		(281)
Total stockholder's equity		28,071
Total liabilities and stockholder's equity	$	31,232

See accompanying notes.

(In Thousands, Except Per Share Data)

1. Ownership and Nature of Business

Brecek & Young Advisors, Inc. (the Company) is a wholly owned subsidiary of Securities America Financial Corporation (SAFC). SAFC is wholly owned by Ameriprise Financial, Inc. (Ameriprise Financial). SAFC purchased the Company on October 31, 2008, from Security Benefit Corporation (SBC) for $25,045 with an additional purchase payment of $1,500 contingent upon certain conditions related to the retention of representatives. The contingent terms for the additional purchase payment were met and on January 30, 2009, an additional $1,500 was paid to SBC.

In connection with this acquisition, the assets and liabilities of the Company were adjusted to reflect their fair value as of October 31, 2008. In addition, the identifiable intangible assets of $9,700 and a goodwill asset of $11,049 generated as a result of the excess of the purchase price over the fair value of tangible net assets were pushed down to the Company and are reflected in the statement of financial condition. As a net result of adjusting the Company's tangible assets and liabilities to fair value, eliminating intangible assets and goodwill existing prior to the acquisition, and recording the fair value of newly created intangible assets and goodwill, the Company's stockholder's equity increased by $2,986.

The Company is a California corporation and was incorporated on January 9, 1996. The Company is registered as an investment advisor pursuant to the Investment Advisors Act of 1940, is registered as a broker dealer with the Securities and Exchange Commission (SEC), and is a member of the Financial Industry Regulatory Authority. The Company engages primarily in the brokerage of mutual funds and variable annuities. The Company is an introducing broker dealer in that it holds no securities for the accounts of customers and clears customer trades on a fully disclosed basis with National Financial Services, LLC (NFS or the Clearing Broker).

2. Significant Accounting Policies

Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the statement of financial condition and accompanying notes. Actual results could differ from such estimates.

(In Thousands, Except Per Share Data)

2. Significant Accounting Policies (continued)

Revenue Recognition

The Company receives commissions related to the selling of third-party and affiliated (SBC prior to acquisition and Ameriprise Financial post acquisition) mutual funds and annuity products. Additionally, the Company receives advisory fees related to the management of client investments.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less and investments in money market mutual funds to be cash equivalents.

Deposit With Clearing Broker

NFS requires $50 on deposit in an escrow account to engage its services. NFS is a broker dealer registered with the SEC and engages in the business of executing and clearing transactions and carrying the accounts of broker dealers and their customers.

Commissions Receivable

Commissions receivable represent amounts due from third parties in connection with the sales of mutual funds and annuity products. Commissions receivable are deemed to be fully collectible, and thus, no allowance for doubtful accounts was recorded at December 31, 2008.

Property and Equipment

Property and equipment, including furniture and fixtures, data processing hardware, and related systems, are recorded at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated lives of the assets, which generally ranges from three to seven years.

(In Thousands, Except Per Share Data)

2. Significant Accounting Policies (continued)

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Under the asset and liability method, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period that includes the enactment date.

The Company's taxable income or loss from the date of acquisition is included in the consolidated federal income tax return of Ameriprise Financial. The Company provides for income taxes on a separate return basis, except that, under an agreement with Ameriprise Financial, tax benefits are recognized for losses to the extent they can be used in the consolidated return. It is the policy of Ameriprise Financial and its subsidiaries that Ameriprise Financial will reimburse a subsidiary for any tax benefits recorded. The Company files its state income tax return on a unitary basis, included in the state income tax return filed by Ameriprise Financial. Deferred income tax assets and liabilities are determined based on differences between the financial reporting and income tax bases of assets and liabilities and are measured using the enacted tax rates and laws.

Deferred income tax assets are subject to ongoing evaluation of whether such assets will be realized. The ultimate realization of deferred income tax assets depends on generating future taxable income during the periods in which temporary differences become deductible. If future income is not generated as expected, deferred income tax assets may need to be written off through the establishment of a valuation allowance.

Goodwill and Other Intangible Assets

Goodwill represents the amount of an acquired company's acquisition cost in excess of the fair value of assets acquired and liabilities assumed. The Company evaluates goodwill for impairment annually and whenever events and circumstances indicate that an impairment may have occurred, such as a significant adverse change in the business climate. In determining whether impairment has occurred, the Company uses a combination of the market approach and the discounted cash flow method, a variation of the income approach.

2. Significant Accounting Policies (continued)

Intangible assets are amortized over their estimated useful lives unless they are deemed to have indefinite useful lives. The Company evaluates the remaining useful lives of the definite lived intangible assets annually and tests for impairment whenever events and circumstances indicate that an impairment may have occurred, such as a significant adverse change in the business climate. For intangible assets subject to amortization, impairment is recognized if the carrying amount is not recoverable or the carrying amount exceeds the fair value of the intangible asset.

Valuation Hierarchy

Under Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements,* the Company categorizes its fair value measurements according to a three level hierarchy. The hierarchy prioritizes the inputs used by the Company's valuation techniques. A level is assigned to each fair value measurement based on the lowest level input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

Level 1 – Unadjusted quoted prices for identical assets or liabilities in active markets that are accessible at the measurement date.

Level 2 – Prices or valuation based on observable inputs other than quoted prices in active markets for identical assets and liabilities.

Level 3 – Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Determination of Fair Value

The Company uses valuation techniques consistent with the market and income approaches to measure the fair value of its assets and liabilities. The Company's market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities. As of December 31, 2008, the Company held actively traded money market funds of $41, which are measured at their net asset value (NAV) and classified as Level 1. The Company did not have any securities owned, securities sold, not yet purchased, or other assets and liabilities measured at fair value.

(In Thousands, Except Per Share Data)

3. Recently Issued Accounting Standards

In October 2008, the Financial Accounting Standards Board (FASB) issued FSP FAS 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active* (FSP 157-3), which was effective upon issuance, including prior periods for which financial statements have not been issued. FSP 157-3 clarifies the application of SFAS No. 157 in a market that is not active and provides an example of key considerations to determine the fair value of financial assets when the market for those assets is not active. The adoption of FSP 157-3 did not have a material effect on the Company's financial condition.

In September 2006, the FASB issued SFAS No. 157, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157 applies under other accounting pronouncements that require or permit fair value measurements. Accordingly, SFAS No. 157 does not require any new fair value measurements. The provisions of SFAS No. 157 are required to be applied prospectively as of the beginning of the fiscal year in which SFAS No. 157 is initially applied, except for certain financial instruments as defined in SFAS No. 157 that require retrospective application. Any retrospective application will be recognized as a cumulative effect adjustment to the opening balance of retained earnings for the fiscal year of adoption. The Company adopted SFAS No. 157 effective January 1, 2008. The adoption of SFAS No. 157 did not have a material effect on the Company's financial condition.

In accordance with FSP FAS 157-2, *Effective Date of FASB Statement No. 157* (FSP 157-2), the Company will defer the adoption of SFAS No. 157 until January 1, 2009, for all nonfinancial assets and nonfinancial liabilities, except for those that are recognized or disclosed at fair value in the financial statements on a recurring basis. See Note 5 for additional information regarding the fair value of the Company's assets and liabilities.

4. Other Receivables

Other receivables include the following at December 31, 2008:

Agent receivables	$ 2,899
Other receivables	31
	$ 2,930

The agent receivables represent amounts due from agents and include notes receivable of $129, which generally bear interest rates ranging from 6.84% to 6.95% and mature during 2009.

(In Thousands, Except Per Share Data)

5. Fair Value of Assets and Liabilities

Substantially all of the Company's financial instruments are carried at amounts approximating fair value. Assets, including cash and certain receivables, are carried at contracted amounts, which approximate fair value. The Company continually evaluates its receivables for collectability or write-off where a loss is deemed probable. Similarly, liabilities, including certain payables, are carried at contracted amounts approximating fair value.

The carrying value of agent receivables as of December 31, 2008, is $2,899 and the fair value is $2,840.

6. Property and Equipment

The following is a summary of property and equipment recorded at cost, at December 31, 2008:

Data processing equipment	$ 19
Computer software	2
Furniture	42
Other	57
	120
Less accumulated depreciation (since date of acquisition)	(7)
	$ 113

7. Goodwill and Other Intangible Assets

Definite lived intangible assets resulting from the Company's acquisition subject to amortization as of December 31, 2008:

	Gross Carrying Amount	Accumulated Amortization
Advisory relationships	$ 4,800	$ 51
Brokerage relationships	4,100	61
Other	800	27
	$ 9,700	$ 139

(In Thousands, Except Per Share Data)

7. Goodwill and Other Intangible Assets (continued)

Amortization is determined based on patterns of estimated economic benefits for advisory and brokerage relationships over fifteen years and by the straight-line method for all other definite lived intangible assets over four to twenty years. As of December 31, 2008, the Company determined that the fair value of goodwill and other intangible assets exceeded the carrying value and that no impairment exists.

Existing goodwill prior to the acquisition on October 31, 2008, was $15,922. This goodwill was not recognized in the allocation of the acquisition price and was written off. However, $11,049 was identified as goodwill after allocating the October 31, 2008 purchase price to identifiable tangible and intangible assets at fair value and has been reflected in the statement of financial condition.

8. Employee Benefit Plans

Prior to the acquisition, the Company maintained its own 401(k) retirement plan, and subsequent to the acquisition, the Company participated in the SAFC 401(k) retirement plan. Substantially all of the Company's employees participated in these plans.

9. Income Taxes

Subsequent to the acquisition of the Company on October 31, 2008, the Company files a consolidated income tax return with Ameriprise Financial and all of its nonlife insurance subsidiaries. The provision for current income taxes is determined on a separate entity basis, except that any benefit for losses is recognized only to the extent that they can be utilized in the consolidated return. It is the policy of Ameriprise Financial to reimburse subsidiaries for any current tax benefits recognized. Deferred income taxes are recorded to reflect the tax consequences on future years of temporary differences between tax bases of assets and liabilities and their financial reporting amounts at each year-end. State taxes are allocated to subsidiaries based on the companies' proportionate state liability.

(In Thousands, Except Per Share Data)

9. Income Taxes (continued)

Deferred income taxes consist of the following as of December 31, 2008:

Deferred income tax asset	$ 61
Deferred income tax liabilities	(21)
Net deferred income tax assets	$ 40

The principal temporary differences arise from property and equipment and certain accrued liabilities.

10. Lease Commitments

The Company has entered into various operating lease agreements on property and equipment. The leases contain escalation clauses which vary, but average at a rate of 3%. Aggregate future lease commitments under noncancelable operating leases with terms in excess of one year are as follows for years ending December 31:

2009	$ 684
2010	677
2011	579
2012	50
2013	11
	$ 2,001

11. Related-Party Transactions

SBC had various transactions with the Company that were considered to be related-party transactions through October 31, 2008. In addition, SBC entered into a transition services agreement to continue to provide certain services to the Company through December 31, 2008.

SBC provided systems and staff to support the Company's operations as needed during the year.

The Company received commissions from Security Benefit Life Insurance Company, a subsidiary of SBC, related to sales of mutual fund and annuity products during the year.

11. Related-Party Transactions (continued)

The Company leased office furniture from SBC during the year.

Subsequent to the acquisition, the Company had no material related-party transactions with SAFC or other Ameriprise Financial affiliates.

12. Contingencies

In accordance with the Stock Purchase Agreement between SAFC and SBC, the Company established and maintains a retention bonus plan for employees continuing employment with the Company. The maximum aggregate amount payable under these compensation arrangements is to be paid by the Company to the employee from March 13, 2009 through October 31, 2009.

The retention bonus plan will be effective for the first year following the acquisition on October 31, 2008. In order to receive the retention bonus, employees must remain employed through the specified retention date and meet job performance expectations. The cash retention bonus amount correlates to the length of time employment continues after the closing of the transaction. Retention bonus will be paid in a lump sum following the end of active employment. No retention bonus is payable if employment is terminated for cause as defined in the Employee Retention and Severance Summary.

The Company has provided a guarantee to its Clearing Broker. Under the agreement, the Company has agreed to indemnify the Clearing Broker for customers introduced by the Company that are unable to satisfy the terms of their contracts. The Company's liability under these arrangements is not quantifiable. However, the potential for the Company to be required to make payments under this agreement is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

Various legal proceedings and other matters have arisen in the ordinary course of the Company's business. Management is of the opinion that the Company has substantial defenses with respect to these matters, and the Company's ultimate liability, if any, resulting from such matters will not be material to its financial condition.

(In Thousands, Except Per Share Data)

12. Contingencies (continued)

In the ordinary course of business, the Company is in discussions with its regulators about matters raised during regulatory examinations or otherwise subject to their inquiry. These matters could result in censures, fines, or other sanctions. Management believes the outcome of any resulting actions will not be material to the Company's financial condition. However, the Company is unable to predict the outcome of these matters.

13. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1 under the Securities Exchange Act of 1934). The Company computes its net capital requirements under the basic method, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Advances to affiliates, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

As of December 31, 2008, the Company had net capital of $3,158 which was $2,960 in excess of its required net capital of $199. The Company's ratio of aggregate indebtedness to net capital was .94 to 1 at December 31, 2008.

14. Subsequent Events

Pending regulatory approval, the Company anticipates substantially integrating its operations with other affiliated SAFC subsidiaries during 2009 and ceasing operations as a stand-alone broker dealer. Accordingly, substantially all of the Company's assets and liabilities will be assumed by SAFC and its affiliates at carrying value, which approximates fair value.

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